UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*



                      Advanced Life Sciences Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00765H107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)






*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  00765H107
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

              Xmark Opportunity Partners, LLC

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  State of Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
   by Each Reporting Person With       (5) Sole Voting Power:         1,286,239*
                                           -------------------------------------
                                       (6) Shared Voting Power:               0
                                           -------------------------------------
                                       (7) Sole Dispositive Power:    1,286,239*
                                           -------------------------------------
                                       (8) Shared Dispositive Power:          0
                                           -------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

             1,286,239*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  1.6%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------
*Xmark Opportunity Partners, LLC ("Opportunity Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses the sole power to vote and the sole power to direct the disposition of all securities of Advanced Life Sciences Holdings, Inc., a Delaware corporation (the "Company"), held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners"), and, as such, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by JV Partners. David C. Cavalier and Mitchell D. Kaye, the Co-Managing Members of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and dispositive power with respect to all securities beneficially owned by Opportunity Partners. As of December 31, 2009, Opportunity LP held no common shares, $0.01 par value per share (the "Common

Shares"), of the Company, a warrant to purchase up to 171,532 Common Shares of the Company at an exercise price of $3.81 per share that was exercisable within 60 days of December 31, 2009, and a warrant to purchase up to 157,835 Common Shares of the Company at an exercise price of $2.15 per share that was subject to the Limitation (as defined below). As of December 31, 2009, Opportunity Ltd held no Common Shares of the Company, a warrant to purchase up to 189,740 Common Shares of the Company at an exercise price of $3.81 per share that was exercisable within 60 days of December 31, 2009, and a warrant to purchase up to 405,860 Common Shares of the Company at an exercise price of $2.15 per share that was subject to the Limitation. As of December 31, 2009, JV Partners held no Common Shares of the Company and a warrant to purchase up to 361,272 Common
Shares of the Company at an exercise price of $3.81 per share that was exercisable within 60 days of December 31, 2009. Some of the warrants are subject to beneficial ownership limitations that render them unexercisable if, following such exercise, the total number of Common Shares then beneficially owned by the holder and its affiliates and any other persons whose beneficial ownership of the Common Shares would be aggregated with the holder for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, exceeds 4.999% (the "Limitation") of the total number of issued and outstanding Common Shares of the Company.

Based upon information set forth in the Company's most recent Form 10-Q for the quarterly period ended September 30, 2009, as filed with the Securities and Exchange Commission on November 10, 2009, there were 78,115,944 Common Shares of the Company issued and outstanding as of November 5, 2009. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, as of December 31, 2009, Opportunity Partners is deemed to beneficially own 1,286,239 Common Shares of the Company, or 1.6% of the Common Shares of the Company deemed issued and outstanding as of such date. Opportunity Partners' interest in the securities reported herein is limited to the extent of its pecuniary interest in Opportunity LP, Opportunity Ltd and JV Partners, if any.

Item 1(a).  Name Of Issuer:  Advanced Life Sciences Holdings, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1440 Davey Road
            Woodridge, Illinois 60517


Item 2(a).  Name of Person Filing:

            Xmark Opportunity Partners, LLC

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            90 Grove Street, Suite 201
            Ridgefield, Connecticut 06877

Item 2(c).  Citizenship:

            Xmark Opportunity Partners, LLC is a Delaware limited liability company.

Item 2(d).  Title of Class of Securities:  Common stock, $0.01 par value per share

Item 2(e).  CUSIP No.:   00765H107


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.  Ownership

         (a) Amount Beneficially Owned (as of December 31, 2009):     1,286,239*

         (b) Percent of Class (as of December 31, 2009):                   1.6%*

         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote            1,286,239*

             (ii) shared power to vote or to direct the vote                  0

             (iii) sole power to dispose or to direct the
                  disposition of                                      1,286,239*

             (iv) shared power to dispose or to direct the
                  disposition of                                              0


----------------------
*Xmark Opportunity Partners, LLC ("Opportunity Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses the sole power to vote and the sole power to direct the disposition of all securities of Advanced Life Sciences Holdings, Inc., a Delaware corporation (the "Company"), held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners"), and, as such, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by JV Partners. David C. Cavalier and Mitchell D. Kaye, the Co-Managing Members of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and dispositive power with respect to all securities beneficially owned by Opportunity Partners. As of December 31, 2009, Opportunity LP held no common shares, $0.01 par value per share (the "Common Shares"), of the Company, a warrant to purchase up to 171,532 Common Shares of the Company at an exercise price of $3.81 per share that was exercisable within 60 days of December 31, 2009, and a warrant to purchase up to 157,835 Common Shares of the Company at an exercise price of $2.15 per share that was subject to the Limitation (as defined below). As of December 31, 2009, Opportunity Ltd held no Common Shares of the Company, a warrant to purchase up to 189,740 Common Shares of the Company at an exercise price of $3.81 per share that was exercisable within 60 days of December 31, 2009, and a warrant to purchase up to 405,860 Common Shares of the Company at an exercise price of $2.15 per share that was subject to the Limitation. As of December 31, 2009, JV Partners held no Common Shares of the Company and a warrant to purchase up to 361,272 Common
Shares of the Company at an exercise price of $3.81 per share that was exercisable within 60 days of December 31, 2009. Some of the warrants are subject to beneficial ownership limitations that render them unexercisable if, following such exercise, the total number of Common Shares then beneficially owned by the holder and its affiliates and any other persons whose beneficial ownership of the Common Shares would be aggregated with the holder for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, exceeds 4.999% (the "Limitation") of the total number of issued and outstanding Common Shares of the Company.

Based upon information set forth in the Company's most recent Form 10-Q for the quarterly period ended September 30, 2009, as filed with the Securities and Exchange Commission on November 10, 2009, there were 78,115,944 Common Shares of the Company issued and outstanding as of November 5, 2009. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, as of December 31, 2009, Opportunity Partners is deemed to beneficially own 1,286,239 Common Shares of the Company, or 1.6% of the Common Shares of the Company deemed issued and outstanding as of such date. Opportunity Partners' interest in the securities reported herein is limited to the extent of its pecuniary interest in Opportunity LP, Opportunity Ltd and JV Partners, if any.



Item 5.  Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: [X]


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 16, 2010
                                              XMARK OPPORTUNITY PARTNERS, LLC

                                              By:   Xmark Capital Partners, LLC,
                                                    its Managing Member


                                              By:   /s/ Mitchell D. Kaye
                                                 -------------------------------
                                              Name:  Mitchell D. Kaye
                                              Title: Co-Managing Member





      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)